Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Forest Road – Beachbody – Myx Merger Announcement: Full CNBC Squawk Alley Transcript

Squawk Alley – Interview with Kevin Mayer and Carl Daikeler

Fitness Brand Beachbody to Go Public

February 10, 2021, 1:00 PM Eastern

CORPORATE PARTICIPANTS

Kevin Mayer - Forest Road Strategic Advisor

Carl Daikeler - Beachbody CEO

Julia Boorstin - CNBC

John Fortt - CNBC

PRESENTATION

Julia Boorstin

We have more SPAC news to get to this morning. Former TikTok CEO announcing his SPAC's first acquisition, popular fitness brands Beachbody and Myx Fitness which makes connected indoor bikes. Now the company--the combined company will be valued at nearly $3 billion.

Joining us now, one of the leads behind that SPAC, former TikTok CEO and former Senior Disney Executive Kevin Mayer. And we'll be joined in just a bit by Beachbody Company Cofounder and CEO Carl Daikeler. Kevin, thank you so much for joining us again here today to talk about this deal.

Kevin Mayer

Always a pleasure, Julia. Thank you for having me.

Julia Boorstin

So, Kevin, you know quite a bit about digital streaming companies. You were responsible for launching Disney+. Now you're making this big deal with a digital fitness streaming company. Why Beachbody and why now?

Kevin Mayer

Well, as you said, Beachbody is a very substantial streaming company in the fitness space, and is benefiting from some--three tailwinds that are all raising the boat of Beachbody. One is the digital subscription content space. That is an industry that I'm very familiar with. It's a space I've operated in successfully with Disney.

There's also the connected fitness space, with the acquisition of Myx fitness, which is a connected bicycle. They're entering that space and that's, you know, similar to what Peloton does. It's equipment-based, in-home fitness attached to subscriptions. And there's also the overall health and wellness space that is participating, which is also growing.

And they have a great suite of fitness--nutritional products that they access through Beachbody and Openfit, the two brands that are the digital content brands. So it's a really--it's a trilogy of growth opportunities all in one company, and it really does access some of the premium content and subscription capabilities that I bring to the table.

Julie Boorstin

Carl, I want to bring you here now. I understand you started this company decades ago with a VHS tape, 8-Minute Abs. So quite a transformation of this company here. But I'm curious why you are interested in doing this deal and what you see these storied executives, including Kevin Mayer who will be joining your board, as bringing to the table.

Carl Daikeler

Yeah, we are incredibly fortunate. We could've gone the traditional IPO route, obviously, but one of our shareholders is the RAIN Group. And they had a great experience taking DraftKings public via a SPAC, and there's no denying that's been a tremendous success for shareholders and investors.

You know, the SPAC group was fast and efficient and a very flexible way into the market. It allowed us to raise money to fuel our growth and at the same time in our case, like you said, this is a once-in-a-lifetime opportunity to work alongside two of the most accomplished executives who have ever worked in content, Tom Staggs and now Kevin Mayer, you know, chief strategy officer who helped launch Disney+ and ESPN+.

So this provided us a very efficient way to execute the merger and bring in Myx Fitness at the same time, so we could get into indoor cycling with the Beachbody Company. And I know there's a lot of coverage around SPAC's these days, but this is an example of Beachbody, FRX and Myx Fitness coming together and studying how valuable an instrument the SPAC can be to put great management teams and experienced companies together to bring a great company to the public market.

Julie Boorstin

Carl, there really is a lot of talk about SPACs these days. Kevin, I want to return to something you said about the tailwinds right now. There's also a lot of competition right now. You have Peloton growing. Peloton introduced a lower--or lowered the cost of their original bike and are introducing all these different services. You also have Apple Fitness, which they of course have access to a huge user base.

Then you also have the question of whether as the economy opens up again and people aren't cooped up at home, whether they are going to want to return to gyms and maybe not spend as much on at-home fitness. How do you see those competitive forces potentially limiting your growth?

Kevin Mayer

Well, that's a great question. We focus on serving consumers. We enter this marketplace--we've been in it for 22 years. We're in a position of strength. We have 2.6 million subscribers and growing, so it makes us the largest subscription--I think--fitness subscription model out there. And we're not afraid of competition. In fact, we embrace it. Competition makes us all better. It grows the marketplace.

It is a fragmented marketplace. I think that there's room for mergers and acquisitions to happen in the future, and we think we have a war chest to do that. And we've brought in over $400 million of fresh capital that we're going to use to market much more aggressively into the subscription space. And I think we--with the world-class capabilities that we have to grow subscribers through performance marketing and brand marketing, we feel very, very comfortable with the growth that we are anticipating.

And again, we focus on consumers. We did that at Disney, too. We put our blinders on. We focus on serving our consumer-based as best we can. And if you do that the right way and consumers love what you put in front of them, you know, you'll grow and you'll be very successful.

I would say that the content that Carl and his team have been able to put in place over the years has been enormously successful. We all thought when we first looked at this company that perhaps the content would be ephemeral and not have a long-lasting value. But if you look at the usage of the library of the content that is made up to 15 years ago, it's still in the top 10 content being used every year.

So there's a huge library in place that is a great competitive advantage and a great source of enterprise value, and there's just--and we continue to create new content and new marketing opportunities when we launch new premium content.

Look, this company has done great for 22 years. It's grown to over $1 billion in sales organically without a lot of fresh capital from the outside markets. Now that we have the capital, it just--puts us in a great position.

John Fortt

Carl, good morning. It's John Fortt. Talk to me about strategy, and specifically technology strategy. Because one of the leaps you're taking here is combining hardware with this content. And usually when we talk about this kind of vertical integration and technology, there's software in the middle. It's hardware, software, and the content and service.

So what is your plan in software engineering, differentiation around apps, and how you'll present your product and service on platforms?

Carl Daikeler

Well, frankly, that's the area that we're the most confident. We've been doing this for 22 years, and our specialty--it's actually, particularly when you talk about competition, it is not easy to give people a compelling and engaging experience through a screen. And this is what we've been doing with things like P90X, Insanity, and 21 Day Fix.

So first it starts with great content, and we've proven we can do that. And we have surrounded ourselves with some of the greatest minds in technology, literally, some great Silicon Valley muscle to help us now connect; literally connect the experience through heart rate measurement, a touchscreen that swivels so you can access the content on the bike or off the bike, and really give people just the largest catalog of both video-on-demand and live content. Some of it featuring celebrities like Shay Mitchell and others.

So it's going to be this combination of content that engages, similar to what Kevin's talking about, and then technology that takes all the friction out of the process so people have a great experience. So that ultimately, they do what's the most important thing: They get more active, they eat better, and they support each other to get results.

John Fortt

Yeah. Although, Kevin, you look at some of the travails over at Peloton involving the manufacturing, the sourcing, the logistics, just the act of getting a physical asset into a household. Is that daunting for you guys or not?

Kevin Mayer

Well, look, Myx Fitness has a manufacturing capability that is four times what the current shipment volume is, and is growing. So we feel pretty good. The backlog is strong. We've been able to service these orders in much less time than Peloton has. But look, Peloton is a victim of their own success, to some degree, I think.

I have enormous respect for that company. And the reason that they're facing some of those travails, as you call them, is because of their enormous success. And we intend to follow in their footsteps in terms of the success, but learn from what they--the travails that they've gone through, and try to avoid as much of that as we possibly can. And I think we're set up well to do that.

Julia Boorstin

Kevin, we would be remiss to have you here and not ask you about TikTok. I know the focus that you have today is about this big SPAC deal. But there were these headlines also about how the Biden administration is going to be taking a review to address the potential security risks, and put this whole deal that happened after you left TikTok that was pushed forward by the Trump administration to have TikTok's U.S. assets bought partially by Oracle and Walmart, to put that on hold.

And I'm just curious for your take on it. I know you're not still there, but as someone who was briefly CEO of that company, what would your advice to the Biden administration be?

Kevin Mayer

Well, I wrote a blog in late July about this situation. And I felt, and I still feel this way, that the best opportunity that the U.S. government has to make of this--of the TikTok situation is to force transparency and accountability and competition in the social media space. I think that's been lacking.

I think the one thing--there are several things, actually, that TikTok can do and haven't committed to do; in terms of making their moderation policies transparent, making the algorithm observable and transparent, and holding themselves to a higher level of accountability and a higher threshold of demonstrated trust, in terms of how they handle data. That's what the U.S. should focus on, not making them sell to a U.S. company.

So I'm not sure what the Biden administration will end up doing, of course. None of us know. I know what you know, and I've read the same headlines that you've read today. And I just wish--I hope it goes the way that I wanted it to go when I was there. And I think that's the--that is the best way for our ecosystem to extract as much value as possible, as much trust and the right dynamics moving in the right direction by just demanding transparency and accountability, not a sale. So I hope it goes that way.

Julia Boorstin

Kevin, taking a step back and looking at this more globally, and looking at this as you look at opportunities to invest in going forward, especially as this new company looks to expand internationally; do you think that we will have tech giants that are truly global? Or do you think that we'll have a set of Chinese-based tech giants, a set of US-based tech giants, and you won't really be able to do both?

Kevin Mayer

Well, I'm hopeful that we can have a global footprint for companies, if they act responsibly and if they respect the local laws, and mostly keeping data private and making sure that's compartmentalized the right way. So I'm hopeful that there will be global footprint companies.

Look, it would certainly benefit Beachbody. Beachbody thrives on social commerce. We have influencers who help to promote our product to their followers, because they use the product to great (PH) effect, and they can promote it to their followers on social media. And I think social commerce is a big growth engine for investability in the future, and that's exactly what Beachbody's doing.

And it would be great if these platforms did evolve into being global platforms with the same capabilities everywhere, so that companies like Beachbody and other e-commerce based companies could sell dynamically around the world. And I think that would be--that's the outcome that serves consumers best, and I think it serves economies best, and so I hope it goes that way.

Julia Boorstin

Good pivot there, Kevin, from TikTok back to Beachbody. Great insight there. Kevin and Carl, I appreciate you both joining us to talk about this news, and we look forward to seeing what comes next and what other acquisitions you make for that SPAC.

Carl Daikeler

Thanks so much.

Kevin Mayer

Thank you very much.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.